Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Announces Election of Directors

Saskatoon, Saskatchewan, Canada, May 10, 2022    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of nine board members at its annual meeting held on May 10, 2022.

Shareholders elected board members Leontine Atkins, Ian Bruce, Daniel Camus, Donald Deranger, Catherine Gignac, Tim Gitzel, Jim Gowans, Kathryn Jackson and Don Kayne.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Leontine Atkins	34,045,964	97.26%	958,868	2.74%
Ian Bruce	33,809,315	96.58%	1,195,517	3.42%
Daniel Camus	32,814,657	93.74%	2,190,175	6.26%
Donald Deranger	33,389,776	95.39%	1,615,056	4.61%
Catherine Gignac	33,758,357	96.44%	1,246,475	3.56%
Tim Gitzel	34,679,038	99.07%	325,794	0.93%
Jim Gowans	31,004,171	88.57%	4,000,661	11.43%
Kathryn Jackson	34,488,853	98.53%	515,979	1.47%
Don Kayne	31,455,465	89.86%	3,549,367	10.14%

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com